Knack Inc.



ANNUAL REPORT

200 Middle Highway

Barrington, RI 02806

(401) 497-8206

knackbags.com

This Annual Report is dated April 6, 2023.

BUSINESS

Knack Inc. designs, sources and sells multi-purpose, expandable business backpacks and accessories for busy, urban professionals. Consumers in the US and Canada purchase Knack-branded products only through the company's branded website, www.knackbags.com. Companies purchase customized Knack-branded products for employee and customer incentives and gifts through corporate gift distributors and suppliers.

Knack Inc. merged with Narragansett Bag Company LLC, a company organized to initially develop the brand concept that ultimately became Knack, on 2/26/2019.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $27.00
Number of Securities Sold: 2,356,250

Use of proceeds: Start-up expenses
Date: September 18, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Series Seed Convertible Preferred Stock
Type of security sold: Equity
Final amount sold: $250,000.00
Number of Securities Sold: 1,750,000
Use of proceeds: Start-up expenses
Date: September 18, 2018
Offering exemption relied upon: 506(b)

Name: Series Seed Prime Convertible Preferred Stock
Type of security sold: Equity
Final amount sold: $849,999.00
Number of Securities Sold: 2,247,489
Use of proceeds: Working Capital
Date: November 20, 2018
Offering exemption relied upon: 506(b)

Name: Series Seed 3 Convertible Preferred Stock
Type of security sold: Equity
Final amount sold: $903,131.00
Number of Securities Sold: 1,366,724
Use of proceeds: Working Capital
Date: September 26, 2019
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

• Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019
Revenue

Due to the unprecedented impact of COVID-19 and the resulting shut down of travel and commuting, the company's revenues were down 14% from $686,288 in 2019 to $587,852 in 2020. Given the decline in revenue, the total cost of goods sold went down 4% from $277,589 in

2019 to $266,723 in 2020 and total operating expenses went down 12% from $1,177,514 in 2019 to $1,041,402 in 2020.

Cost of Sales

Cost of goods sold declined 4% in 2020 over 2019 compared to a sales decline of 14% during the same period. The relatively lower decline in cost of sales versus net revenue came from the impact of 100% of inventory sold in 2020 being impacted by tariffs of 42.6% versus some of the inventory sold in 2019 impacted by tariffs of 27.6%.

Expenses

Expenses declined by 12% in 2020 over 2019 due to cost reductions implemented in response to the decrease in revenue caused by COVID-19.

• Historical results and cash flows:

The company has an accumulated deficit of $1,635,075 and cash in the amount of $89,039 as of December 31, 2020. The Company intends to raise additional funds through equity financing in 2021. The following summarizes selected items of the cash flow statements.

Operating Activities

In 2020, cash used by operating activities was $537,070 compared to $930,670 in 2019. The decrease in cash used in operating activities in 2020 was caused by a lower net loss in 2020 and a 38% decrease in inventories from $397,964 in 2019 to $248,539 in 2020.

Investing Activities

In 2020, cash used in investing activities was $0, down from $26,131 in 2019.

Financing Activities

Cash provided by financing activities was $270,623 in 2020, down from $903,131 in 2019. The decrease in cash provided by financing activities in 2020 was because the company issued 139,637 shares of common stock in 2020 compared to 1,336,724 preferred shares in 2019.

The company's management does not expect the 2020 losses to continue in the future as consumers begin to travel and begin to commute back to the office when restrictions caused by the pandemic are lifted. In Q1 of 2021, due to new products and more efficient marketing spending, the company has recovered 75% of pre-pandemic Q1 2020 e-com revenues while shrinking its operating loss by 23% versus Q1 2020. Given Q1 performance, the company expects to be cash flow positive by Q4 of 2021.

As a result, the company does not think that 2020 results are representative of what investors should expect in the future.

Liquidity and Capital Resources

At December 31, 2020 the Company had cash of $89,039.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Citizens Bank

Amount Owed: $55,000.00
Interest Rate: 1.0%
Maturity Date: October 05, 2020
On April 20, 2020, the Company received a Paycheck Protection loan from Citizens Bank in the amount of $55,000. The loan has an interest rate of 1% and Borrower may apply to Lender for forgiveness of the amount due on the Loan in an amount equal to the sum of the following costs incurred by Borrower during the 24-week period beginning on the date of first disbursement of the Loan: 1) Payroll costs; 2) Any payment of interest on a covered mortgage obligation (which shall not include any prepayment of or payment of principal on a covered mortgage obligation); 3) Any payment on a covered rent obligation. The entirety of this loan is expected to convert to a grant.

Creditor: United States Small Business Administration (SBA)
Amount Owed: $3,000.00
Interest Rate: 0.0%
On May 4, 2020, the Company received a $3,000 advance from the SBA against its SBA Economic Injury Disaster Loan application. The SBA will deduct this EIDL Advance Amount from the forgiveness amount remitted to the Lender as required by section 1110(e)(6) of the CARES Act. However, management will use cash on hand to pay off the amount of this advance when it applies for PPP forgiveness.

Creditor: United States Small Business Administration (SBA)
Amount Owed: $150,000.00
Interest Rate: 3.75%
Maturity Date: June 05, 2050
On June 5, 2020, the Company was approved for an SBA Economic Injury Disaster Loan in the amount of $150,000. The loan has an interest rate of 3.75% and a 30-year term with interest and principal payments deferred for the first 12 months of the loan. The loan is collateralized using the company's finished goods inventory.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Charles (Chad) Mellen

Charles (Chad) Mellen's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer
Dates of Service: May 10, 2018 - Present
Responsibilities: Setting the strategic direction and managing the day-to-day operations of Knack Inc. His yearly compensation is $100,000.

Position: Director
Dates of Service: May 10, 2018 - Present
Responsibilities: Director

Name: Keith Bristol

Keith Bristol's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Digital Officer
Dates of Service: May 10, 2018 - Present
Responsibilities: Developing and executing all marketing initiatives as well as overseeing all digital operations. Compensation is $100,000 per year.

Position: Director
Dates of Service: August 21, 2019 - Present
Responsibilities: Director

Other business experience in the past three years:
Employer: iFlipd.com
Title: Chief Operations Officer
Dates of Service: January 01, 2016 - April 01, 2018
Responsibilities: Day-to-day management of company digital operations

Name: Frank William (Bill) Daugherty

Frank William (Bill) Daugherty's current primary role is with Seven Stars Bakery, LLC. Frank William (Bill) Daugherty currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: May 10, 2018 - Present
Responsibilities: Director. Frank does not take any salary or equity compensation in this role.

Other business experience in the past three years:
Employer: Seven Stars Bakery, LLC
Title: Owner
Dates of Service: October 01, 2018 - Present
Responsibilities: Owner

Name: Lawrence Lein

Lawrence Lein's current primary role is with ROAM Luggage, LLC. Lawrence Lein currently services 0 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: May 10, 2018 - Present
Responsibilities: Director. Currently Lawrence does not take any salary or equity compensation in this role.

Other business experience in the past three years:

Employer: ROAM Luggage, LLC
Title: CEO
Dates of Service: January 01, 2018 - Present
Responsibilities: CEO

Name: Mark Abrahm

Mark Abrahm's current primary role is with New Street Investment Partners, LLC. Mark Abrahm currently services 0 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: August 21, 2019 - Present
Responsibilities: Director. Mark does not receive any salary or equity compensation in this role. Mark is on the Board as a representative of 38 New Street Providence 300006, LLC, an investor in the company.

Other business experience in the past three years:
Employer: New Street Investment Partners, LLC
Title: Managing Partner
Dates of Service: January 01, 2015 - Present
Responsibilities: Managing Partner

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Charles S. Mellen
Amount and nature of Beneficial ownership: 1,900,000
Percent of class: 22.125%

Title of class: Series Seed 3 Convertible Preferred Stock
Stockholder Name: Charles S. Mellen
Amount and nature of Beneficial ownership: 75,666
Percent of class: .881%

Title of class: Series Seed Convertible Preferred Stock
Stockholder Name: Charles S. Mellen
Amount and nature of Beneficial ownership: 700,000

Percent of class: 8.151%

RELATED PARTY TRANSACTIONS

Name of Entity: Chad Mellen
Relationship to Company: Chief Executive Officer and Director
Nature / amount of interest in the transaction: The company's CEO Chad Mellen also pays for some of the company's expenses from time to time and is reimbursed for those expenses by the company.
Material Terms: As of December 31, 2019, the outstanding amount from an advance to the company was $160. As of July 2020, this loan is no longer outstanding.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share. As of December 31, 2020, 2,356,250 shares of common stock are outstanding. The following is a list of our preferred offerings:
1.) 1,750,000 shares of Series Seed preferred stock, par value $.1428 per share. As of December 31, 2020, 1,750,000 shares of Series Seed preferred stock are outstanding.
2.) 2,247,489 shares of Series Seed Prime preferred stock, par value $.3782 per share. As of December 31, 2020, 2,247,489 shares of Series Seed Prime preferred stock are outstanding.
3.) 2,179,196 shares of Series Seed 3 preferred stock, par value $.6608 per share. As of December 31, 2020, 1,366,724 shares of Series Seed 3 preferred stock are outstanding.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family or trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock shares in the aggregate amount of up to $1,070,000 in this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Terms of subsequent financings may adversely impact your investment We will likely need to engage in equity or debt financings in the future, which may reduce the value of your investment in the Common Stock shares. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we need to raise more equity capital from the sale of Common or Preferred Stock, those investors may negotiate terms that are more favorable than the terms of your investment, and possibly a lower purchase price per unit. Management Discretion as to Use of Proceeds Our success will substantially depend upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan and may be subject to change as circumstances change. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The Knack Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company and our preferred shareholders have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. However, investors whose subscriptions have already been accepted will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on two key assumptions. First, we assume that we will be able to successfully launch new products in the future and that these products will gain traction in the marketplace at a faster rate than our current products. It is possible that our new products will fail to gain market acceptance for any number of reasons. If our future new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. Second, we assume that with an increased advertising and marketing budget both our new and existing products will be able to gain traction in the marketplace at a faster rate than they have historically. It is possible that our incremental advertising and marketing spend will not be as effective in driving sales as our previous spend for any number of reasons. If the incremental advertising and marketing spend is not more effective in driving sales than historical spending, this could materially and adversely impact the value of your investment. We face significant market competition We compete with larger, established companies who currently have products on the market and/or robust product development programs. They may have much better financial means and marketing, sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than us, or products superior to those developed by us. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Knack Inc. was formed on May 10, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the same business risks as are traditionally associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Knack Inc. has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years. We are an early stage company and have limited revenue and operating history The Company has a short history. If you are investing in this company, it's because you think that Knack bags is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough consumers so that the Company will succeed. To date, we have not turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. However, such protection can be expensive and the Company may not have the financial ability to fully protect its all of its intellectual property rights in the future. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these, or other key suppliers' operations, could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance of services for the Company. We are a small company and depend on existing members of management and key employees to implement key elements in our strategy for growth, and the failure to retain them or to attract appropriately qualified new personnel could affect our ability to implement our growth strategy successfully. The successful implementation of our growth strategy depends in part on our ability to retain our experienced management team and key employees and on our ability to attract appropriately qualified new personnel. The loss of any key member of our management team or other key employees could hinder or delay our ability to implement our growth strategy effectively. Further, if we are unable to attract appropriately qualified new personnel as we expand, we may not be successful in implementing our growth strategy. In either instance, our profitability and financial performance could be adversely affected. The global COVID-19 pandemic has disrupted the Company's business and the Company's financial condition and operating results have been and are expected to continue to be adversely affected by the outbreak and its effects. The Company's operations and business have been negatively affected and could be materially and adversely affected on a long-term basis, by the COVID-19 pandemic and related weakening of the United States economy, where the Company derives most of its revenue and profit. Failure to receive our pending patent or adequately protect our intellectual property could injure the brand and negatively affect sales Our trademarks, copyrights, pending patent, designs and other intellectual property rights are important to our success and our competitive position. If we are unsuccessful in challenging the usurpation of these rights by third parties, this could adversely affect our future sales, financial condition, and results of operations. Unplanned increases in legal fees and other costs associated with protecting our intellectual property rights could result in higher operating expenses. Additionally, legal regimes outside the United States, particularly those in Asia, including China, may not always protect intellectual property rights to the same degree as U.S. laws, or the time required to enforce our intellectual property rights under these legal regimes may be lengthy and delay recovery.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 6, 2023.

Knack Inc.

By   /s/ *Charles Mellen*

     Name: <u>Knack Inc.</u>

     Title: CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

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Exhibit A

FINANCIAL STATEMENTS

Knack Inc.
Balance Sheet
As of December 31, 2020

		Total	
	As of Dec 31, 2020	As of Dec 31, 2019 (PY)	% Change
ASSETS			
Current Assets			
Total Bank Accounts	$ 89,531	$ 414,644	-78%
Total Accounts Receivable	$ 7,889	$ 4,229	87%
Other Current Assets			
12100 Inventory Asset	$ 208,181	$ 287,159	-28%
13000 Prepaid Inventory	$ 40,358	$ 110,138	-63%
Shopify Carried Balances	$ 929	$ 668	39%
Total Other Current Assets	$ 249,468	$ 397,964	-37%
Total Current Assets	$ 346,888	$ 816,837	-58%
Fixed Assets			
Total Fixed Assets	$ 398,015	$ 398,015	0%
TOTAL ASSETS	$ 744,904	$ 1,214,852	-39%
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Total Accounts Payable	$ 38,502	$ 58,958	-35%
Total Credit Cards	$ 49,531	$ 39,183	26%
Other Current Liabilities			
26000 N/P - Chad Mellen	$ 0	$ 160	-100%
27000 SBA PPP Loan Payable	$ 58,000		
28000 Sales Tax Payable	$ 0	$ 672	-100%
28400 Accrued Expense	$ 16,667	$ 39,975	-58%
29000 Customer Gift Cards	$ 966	$ 250	286%
Total Other Current Liabilities	$ 75,632	$ 41,057	84%
Total Current Liabilities	$ 163,666	$ 139,198	18%
Long-Term Liabilities			
22000 Accrued Warranty Liability	$ 559	$ 1,224	-54%
22100 SBA EIDL Loan	$ 150,000		
Total Long-Term Liabilities	$ 150,559	$ 1,224	12197%
Total Liabilities	$ 314,225	$ 140,423	124%
Equity			
31000 Preferred Stock	$ 2,003,130	$ 2,003,130	0%
32000 Retained Earnings	-$ 928,701	-$ 135,985	-583%
33000 Common Stock	$ 62,623		
Net Income	-$ 706,374	-$ 792,716	11%
Total Equity	$ 430,679	$ 1,074,429	-60%
TOTAL LIABILITIES AND EQUITY	$ 744,904	$ 1,214,852	-39%

CERTIFICATION

I, Charles Mellen, Principal Executive Officer of Knack Inc., hereby certify that the financial statements of Knack Inc. included in this Report are true and complete in all material respects.

Charles Mellen

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer